

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

RECEIVED NOV 2 7 2015

189

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SEC FILE NUMBER
8-164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2014 AND ENDING September 30, 2015

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Ave 14th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin   561-981-1007

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Alan B. Levin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation _____ , as of November 25 _____ , 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JOHANNA WALLENGREN
Notary Public - State of Florida
My Comm. Expires Aug 18, 2016
Commission # EE 203846

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

National Securities Corporation
(a wholly owned subsidiary of
National Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2015

Contents






EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
National Securities Corporation

We have audited the accompanying statement of financial condition of National Securities Corporation (the "Company") as of September 30, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Securities Corporation as of September 30, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the schedule of computation of net capital under the SEC uniform net capital rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the schedule of computation of net capital under the SEC uniform net capital rule 15c3-1 is fairly stated, in all material respects, in relation to financial statements as a whole.

EisnerAmper LLP

New York, New York
November 24, 2015

National Securities Corporation

Statement of Financial Condition
September 30, 2015

ASSETS

Cash	$ 16,808,582
Restricted cash	125,360
Cash deposits with clearing organizations	300,747
Securities owned, at fair value	191,824
Receivables from broker dealers and clearing organizations	2,825,725
Forgivable loans receivable	1,368,494
Other receivables, net of allowance for uncollectible accounts of $12,500	2,320,162
Prepaid expenses	588,831
Property and equipment, net	217,598
Goodwill	5,702,000
Intangibles, net	4,448,714
Due from affiliates	80,226
Deposits and other assets	76,376
Deferred tax asset	97,529
Due from parent	491,707
TOTAL ASSETS	**$ 35,643,875**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accrued commissions and payroll	$ 7,996,143
Accounts payable and other accrued expenses	3,053,006
Deferred clearing and marketing credits	1,204,762
Due to affiliates	467,945
Total Liabilities	**12,721,856**

Shareholder's Equity

Common stock $0.02 par value,	
5,000,000 shares authorized, 100 shares issued and outstanding	2
Additional paid-in-capital	22,922,017
Retained earnings	-
Total Shareholder's Equity	**22,922,019**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 35,643,875**

4

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

National Securities Corporation, ("National" or the "Company"), a wholly owned subsidiary of National Holdings Corporation ("Parent"), was incorporated under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer. The Company has offices throughout the United States with its principal office located in Seattle, Washington.

The Company is subject to regulation by, among others, the Securities and Exchange Commission, Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission and the National Futures Association.

The Company does not hold customer funds or securities. The Company clears its transactions on a fully disclosed basis through National Financial Services, LLC, and COR Clearing.

NOTE B - TRANSFER OF OPERATIONS OF PRIME CAPITAL SERVICES, INC.

As a result of the Parent's acquisition of Gilman Ciocia, Inc. ("Gilman") in October 2013, the Parent added Prime Capital Services, Inc. ("Prime") to its portfolio of broker dealer subsidiaries. In November 2013, National and Prime received approval from FINRA allowing for a mass transfer of Prime's brokers and customer accounts to National. This transfer was completed on November 22, 2013. This transfer was done to reduce overhead and consolidate the administrative and regulatory structures of the two entities. The Parent filed a broker dealer withdrawal for Prime in January 2014 and the withdrawal was finalized in March 2014.

As a result of the transfer between entities under common control, transferred assets, consisting principally of customer accounts and goodwill, were recorded by the Company at the Parent's cost of the Gilman acquisition preliminarily allocated to Prime's transferred assets. As the fair value of customer accounts and other transferred identifiable intangibles, which represented their recorded value ($5,458,000) exceeded their tax bases, a deferred tax liability of $2,161,000 was recorded related to the excess. The goodwill recorded ($5,702,000) is not deductible for tax purposes. The net of the transferred assets and deferred tax liability was recorded as a capital contribution of $8,999,000 in 2014.

During the year ended September 30, 2015, the Parent completed the valuation studies necessary to finalize the acquisition-date fair value of assets acquired and liabilities assumed and related allocation of purchase price for Gilman. The effect of the measurement period adjustments was to change the estimated useful life of the Gilman brand name intangible with an assigned value of $940,000 from 10 years to that of an indefinite life.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

[2] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount will not be realized.

[3] Property and equipment:

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

[4] Deferred clearing and marketing credits

Deferred clearing credit represents a clearing fee rebate from NFS, which is being recognized pro rata as a reduction of clearing fees over the term of the clearing agreement which expires in 2021. At September 30, 2015, the remaining amount deferred was approximately $821,000, which will be recognized over the remaining term of the clearing agreement.

Deferred marketing credit represents a marketing rebate from NFS, which is being recognized pro rata as a reduction of other administrative expenses over the term of the clearing agreement which expires in 2021. At September 30, 2015, the remaining amount deferred was approximately $384,000, which will be recognized over the remaining term of the clearing agreement.

[5] Goodwill and other intangible assets:

Goodwill, which was recorded in connection with the transfer of operations of Prime Capital Services, Inc. by the Parent (See Note B), is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An

[6] Intangible assets:

impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on September 30, 2015 based on a quantitative assessment did not indicate any impairment of goodwill.

Intangible assets with finite lives including non-competition agreements and customer relationships are being amortized over their estimated useful lives on a straight-line basis and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite lives consisting of the Gilman brand name are carried at cost, are not amortized and are subject to impairment testing on an annual basis through a comparison of the fair value of the assets to its carrying value. The Company assesses the recoverability of its finite-lived intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

NOTE D – SECURITIES:

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

Securities are carried at fair value and classified as follows:

Securities Owned:	Fair Value	Level 1	Level 2	Level 3
Common stock	$ 250	$ 250	$ -	$ -
Restricted common stock	191,574	-	191,574	-
Total	$ 191,824	$ 250	$ 191,574	$ -

Certain positions in common stock were received as compensation for investment banking services. Restricted common stock may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period.

National Securities Corporation

Notes to Financial Statements
September 30, 2015

NOTE E – OTHER RECEIVABLES:

Other receivables principally represent trailing fees due from product sponsors.

NOTE F – FORGIVABLE LOANS RECEIVABLE:

From time to time, the Company may make loans, evidenced by promissory notes, primarily to newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2021. In the event the advisor's affiliation with National terminates, the advisor is required to repay the unamortized balance of the note.

The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2015, no allowance was considered to be required.

NOTE G – INTANGIBLES:

At September 30, 2015, intangibles consisted of the following:

	Estimated Useful Life (years)	Gross Carrying Amount	Accumulated Amortization
Gilman brand name	indefinite	$ 940,000	–
Non-Competition Agreements	2	218,000	204,000
Customer Relationships	10	4,300,000	805,000
		$ 5,458,000	$ 1,009,000

NOTE H - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital. During 2014, pursuant to a directive form FINRA, the Company changed from using the alternative method of computing net capital to the aggregate indebtedness method. In February 2015, upon further review, FINRA instructed the Company to revert back to using the alternative method of computing net capital from the aggregate indebtedness method. At September 30, 2015, the Company had net capital of $8,160,810 which was $7,910,810 in excess of its required net capital of $250,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

NOTE I - INCOME TAXES

The Company is included in consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, will be paid to its Parent, or reduce the amount due from its parent.

National Securities Corporation

Notes to Financial Statements
September 30, 2015

NOTE I - INCOME TAXES (CONTINUED)

Deferred tax amounts are comprised of the following at September 30, 2015:

Deferred tax assets:	
Federal AMT credit carryforward	$ 505,000
Federal net operating loss carryforwards	661,000
Stock-based compensation	401,000
Securities	145,000
Property and equipment	12,000
Accruals	135,000
Total deferred tax assets	1,859,000
Deferred tax liability:	
Intangibles	(1,761,000)
Net deferred tax asset	$ 98,000

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2015.

At September 30, 2015, the Company, on a separate company basis, has Federal net operating loss carryforwards of approximately $1.9 million, which expires in various years from 2021 through 2031 and Federal alternative minimum tax ("AMT") credit carryforwards of approximately $505,000 which can be carried forward indefinitely and used to reduce regular tax, but not below the AMT for that future year.

NOTE J - COMMITMENTS AND CONTINGENCIES

[1]   Operating leases:

The Company is obligated under several non-cancelable operating lease agreements for office space, expiring in various years through 2021. Minimum lease payments are as follows:

Year Ending September 30,	Lease Commitments
2016	$360,000
2017	269,000
2018	94,000
2019	97,000
2020	100,000
2021	9,000
	$956,000

Rent expense for 2015 amounted to approximately $2,453,000 which includes approximately $1,969,000 allocated from affiliates of the Company (see Note M).

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2]   Litigation and regulatory matters:

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Several cases have no stated alleged damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Further, the Company has a history of collecting amounts awarded in these types of matters from its brokers that are still affiliated, as well as from those that are no longer affiliated. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters. As of September 30, 2015, the Company accrued approximately $817,000 for these matters which is included in accounts payable and other accrued expenses in the accompanying statement of financial condition. Awards ultimately paid, if any, may be covered by our errors and omissions insurance policy. While the Company will vigorously defend itself in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that such matters will not have a material adverse impact on our financial position, results of operations or cash flows.

NOTE K - BENEFIT PLANS

The Company has a 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors.

NOTE L - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts for the Company on a fee basis. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back,

NOTE L - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged to operations, based on the particular facts and circumstances.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE M - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement in January 2013 with its Parent, whereby the Parent provides the Company with insurance and benefits coverage, rent and utilities, communications services, equipment, email services, office supplies and travel costs as needed.

The Company entered into a service agreement in October 2013 (amended in February 2014) with its affiliate, Gilman Ciocia, Inc.("Gilman"), a wholly owned subsidiary of the Parent, whereby Gilman provides the Company with certain services related to the operations of Prime, principally for accounting, compliance, supervision, information technology, human resources and corporate administrative support services. Additionally, rent and related utilities, advertising, recruiting, general insurance, office supplies, postage and overnight delivery and meals and entertainment may also be furnished as needed.

The Company entered into a service agreement in January 2015 with its affiliate, vFinance Investments, Inc.("vFinance"), an indirect wholly owned subsidiary of the Parent, which replaced a prior service agreement entered into in January 2013 whereby vFinance provides the Company with certain services including trading compliance, operations and supervision support.

The Company entered into another service agreement in January 2015 with its affiliate, vFinance, which replaced a prior service agreement entered into in January 2013, whereby the Company provides vFinance with certain services including accounting, compliance, registrations, corporate administration, information technology and human resources support services.

NOTE N – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 24, 2015, which is the date the financial statements were available to be issued, and has concluded that no such events or transactions took place which would require disclosure herein.